February 28, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds Inc. — File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of the TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on February 18, 2025 by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 116 to its registration statement filed on December 30, 2024 (the “Registration Statement”), which contained proposed disclosure with respect to the TCW Concentrated Large Cap Growth Fund (formerly known as the TCW Select Equities Fund) and the TCW Securitized Bond Fund (formerly known as the TCW Total Return Bond Fund) (each, a “Fund” and together, the “Funds”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments has been incorporated into the 485(b) filing that includes the annual update for these Funds and additional series of the Registrant (the “Annual Update”).

1. Comment: Please use boldface font for the second sentence in the lead-in text to the fee table that begins “You may pay additional fees or commissions . . . .”

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

2. Comment: Please confirm that bracketed information is completed and finalized before the further post-effective amendment is filed.

Response: Comment accepted. The Registrant will finalize the bracketed information in the next post-effective amendment related to the Fund.

3. Comment: Please submit the completed fee and expense tables without bracketed information in advance of the next post-effective amendment. Those completed tables can be submitted in a draft comment response letter.

Response: Comment accepted. The Registrant hereby provides the completed fee and expense tables below:

TCW Concentrated Large Cap Growth Fund

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Share Classes
	I	N
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.13%	0.16%
Total Annual Fund Operating Expenses	0.78%	1.06%
Fee Waiver and/or Expense Reimbursement[1]	0.00%	0.14%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[1]	0.78%	0.92%

[1]

The Fund’s investment advisor, TCW Investment Management Company LLC (the “Advisor”), has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 0.80% of average daily net assets with respect to Class I shares and 1.00% of average daily net assets with respect to Class N shares. The Advisor may recoup reduced fees and expenses within three years of the waiver or reimbursement, provided that the recoupment does not cause the Fund’s annual expense ratio to exceed (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment. This contractual fee waiver/expense reimbursement will remain in place through March 1, 2026 and before that date, the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor may, in its sole discretion, terminate the contractual fee waiver/expense reimbursement or, with the Board of Directors’ approval, extend or modify that arrangement.

TCW Securitized Bond Fund

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Share Classes
	I	N	Plan
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) fees	None	0.25%	None
Other Expenses	0.14%	0.18%	0.76%
Total Annual Fund Operating Expenses	0.54%	0.83%	1.16%
Fee Waiver and/or Expense Reimbursement[1]	0.05%	0.13%	0.72%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[1]	0.49%	0.70%	0.44%

[1]

The Fund’s investment advisor, TCW Investment Management Company LLC (the “Advisor”), has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 0.49% of average daily net assets with respect to Class I shares, 0.70% of average daily net assets with respect to Class N shares and 0.44% of average daily net assets with respect to Plan Class shares. The Advisor may recoup reduced fees and expenses within three years of the waiver or reimbursement, provided that the recoupment does not cause the Fund’s annual expense ratio to exceed (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment. This contractual fee waiver/expense reimbursement will remain in place through March 1, 2026 and before that date, the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor may, in its sole discretion, terminate the contractual fee waiver/expense reimbursement or, with the Board of Directors’ approval, extend or modify that arrangement.

4. Comment: Please confirm whether a line item is needed in that table for acquired fund fees and expenses.

Response: Comment accepted. The Registrant hereby confirms that for both Funds, estimated acquired fund fees and expenses will fall below the threshold that would require a separate line item in the table.

5. Comment: For each Fund, please confirm that the waiver and expense limitation expiration in the fee table footnote will expire at least one year after the effective date of the registration statement.

Response: Comment accepted. That expiration date is March 1, 2026, which represents a term of at least one year.

6. Comment: For the TCW Concentrated Large Cap Growth Fund, please confirm that investments in convertible securities that are so significantly out-of-the-money as to be unlikely to be converted will not be included as equity securities for purposes of the 80% test.

Response: Comment accepted and so confirmed.

7. Comment: If a Fund will invest in emerging markets as a principal strategy, please add an emerging markets principal risk.

Response: Comment acknowledged. The Funds are not expected to invest in emerging markets securities as a principal strategy, and therefore the Registrant has not added that risk factor.

8. Comment: The lead-in sentence to the list of risks in the prospectus is overly wordy. Please remove the reference to “decrease in value” and revise the sentence to something like, “The Principal risks of the Fund are as follows:”.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

9. Comment: In each Fund’s summary prospectus, please use “Performance” as the heading rather than “Investment Results.”

Response: Comment accepted. The Registrant will revise that heading accordingly.

10. Comment: Please consider whether to add cybersecurity risk as a principal risk.

Response: Comment accepted. Although cybersecurity risk is listed as an additional risk, the Funds will add cybersecurity risk as a principal risk.

11. Comment: Please apply the comments above to both Funds in the Registration Statement to the extent they apply.

Response: Comment accepted. The Registrant will apply those comments globally.

12. Comment: With respect to the TCW Securitized Bond Fund, please confirm whether the reference to “similar instruments” in the first sentence on page 7 of the prospectus includes derivatives.

Response: Comment accepted. The Registrant confirms that “similar instruments” do not include derivatives.

13. Comment: With respect to the TCW Securitized Bond Fund, in the third sentence on page 7 of the prospectus, please provide a substantially complete list of the types of debt securities in which the Fund may invest and remove the “but not limited to” language.

Response: Comment accepted. The Registrant will revise that disclosure as follows and confirms that the list of security types is substantially complete:

The Fund may invest in various types of debt securities, including ~~but not limited to~~ securities issued or guaranteed by the United States government or its agencies, instrumentalities or sponsored corporations; corporate obligations (including convertible securities); mortgage-backed and asset-backed securities (which may be privately issued); local currency- or U.S. dollar denominated foreign debt securities (corporate and government); money market instruments; and other debt obligations bearing fixed or variable interest rates of any maturity.

14. Comment: For each Fund, please add a sentence in the performance section explaining that the performance shown was pursuant to a different principal investment strategy.

Response: Comment accepted. The Registrant will add the following sentence to the lead-in paragraph to each Fund’s performance results: “Before February 28, 2025, the Fund was managed with a different principal investment strategy and may have achieved different performance results under its current principal investment strategy from the performance shown for periods before that date.”

15. Comment: Item 9 of the prospectus is missing disclosure of the Funds’ investment strategies. Please add that disclosure as part of Item 9 of Form N-1A.

Response: Comment accepted. The Registrant will add Item 9 disclosure under a new heading “Principal Investment Strategies of the Funds” that refers to the principal investment strategies provided in the Fund summaries.

16. Comment: With respect to “Environmental, Social and Governance (ESG) Risk” on p. 22 of the prospectus, please i) provide examples of the ESG criteria used by the portfolio managers; and ii) specify to which Funds and investments this risk applies, i.e., whether ESG considerations apply to all Funds and all investments, or only to some Funds and some investments.

Response: Comment accepted. The Registrant will remove that risk and replace it in its entirety in the Annual Update with the following (with disclosure addressing the comment underlined):

Non-Traditional Material Factor Risk

~~Certain of the Advisor’s~~Each Fund’s portfolio managers may evaluate a broad range of fundamental and non-traditional or emergent material factors to make well-informed investment decisions. The portfolio managers will consider non-traditional and emergent factors when evaluating certain investments for which those factors represent a material risk, for example, with respect to investor rights, management independence, product safety, disaster risk, supply chain resilience, environmental and climate risk hazards, and labor relations and the contribution of these factors to the assessment of risk/return. However, there are no universally agreed upon standards for assessing the financial materiality of non-traditional factors. These factors can vary across regions, industries, and time periods, making consistent application challenging. Consequently, different stakeholders may disagree on the evaluation of these identified risk factors for any given company or asset given the absence of generally accepted criteria and inconsistencies in reporting. As a diversified asset manager, the Advisor expects its portfolio managers to consider a broad range of existing and emerging material factors to promote well-informed investment decisions with the goal of improving risk-adjusted returns.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,
/s/ David A. Hearth
David A. Hearth for PAUL HASTINGS LLP